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05036967

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2005

SEC FILE NUMBER
8- 50241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070

(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough   310-806-4200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP HORWATH, P.C.

(Name – if individual, state last, first, middle name)

1670 Broadway, Suite 3000	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, _____Stephen Prough_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Salem Partners, LLC_____ , as

of ____December 31_____ , 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO

BEFORE ME THIS_____DAY

OF O22505 00

NOTARY PUBLIC
STATE OF CALIFORNIA COUNTY OF LOS ANGELES

_____
Signature

Managing Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X (o) Independent auditors' report.
- X (p) Independent auditors' report on internal control.

 **GHP Horwath**
© Certified Public Accountants and Business Consultants

GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

INDEPENDENT AUDITORS' REPORT

To the Members
Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2004, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Partners, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GHP Horwath, P.C.

February 18, 2005

3

⊕ A GHP Financial Group company

GHP Horwath, P.C. is a member firm of Horwath International Association. Each member firm is a separate and independent legal entity.

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Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO.
	8-50241 [14]
Salem Partners, LLC [13]	FIRM I.D. NO.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	043363 [15]
	FOR PERIOD BEGINNING (MM/DD/YY)
11111 Santa Monica Boulevard, Suite 1070 [20]	
(No. and Street)	01/01/04 [24]
	AND ENDING (MM/DD/YY)
Los Angeles [21] California [22] 90025 [23]	
(City) (State) (Zip Code)	12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code) — Telephone No.

Stephen Prough [30]   310-806-4200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ 25th _____ day of __February__ 20 05

Manual signatures of

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GHP Horwath, P.C. | 70 |

ADDRESS

1670 Broadway, Suite 3000	71	Denver	72	Colorado	73	80202	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant | 75 | **FOR SEC USE**

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC	N3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04		99
SEC FILE NO. 8-50241		98
Consolidated		198
Unconsolidated X		199

	Allowable		Non-Allowable		Total	
1. Cash	$ 38,852	200			$ 38,852	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	262,610	600	262,610	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	560,844	424				
E. Spot commodities		430			560,844	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 28,905 130						
B. At estimated fair value		440	28,905	610	28,905	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ 150						
B. Other securities $ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ 170						
B. Other securities $ 180						
8. Memberships in exchanges:						
A. Owned, at market $ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	21,241	670	21,241	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	96,818	680	96,818	920
11. Other assets		535	30,971	735	30,971	930
12. TOTAL ASSETS	$ 599,696	540	$ 440,545	740	$ 1,040,241	940

OMIT PENNIES

(continued)

6

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER   Salem Partners, LLC | as of   12/31/04 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$		1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		39,955	1205		1385	39,955	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $			970				
2. includes equity subordination (15c3-1(d)) of ... $			980				
B. Securities borrowings, at market value from outsiders $			990		1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders $			1000				
2. includes equity subordination (15c3-1(d)) of ... $			1010				
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220	163,472	1440	163,472	1750
20. TOTAL LIABILITIES	$	39,955	1230	$ 163,472	1450	$ 203,427	1760

Ownership Equity		Total	
21. Sole Proprietorship	$		1770
22. Partnership (limited partners) LLC ($ 836,814 1020)		836,814	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury	(		) 1796
24. TOTAL OWNERSHIP EQUITY	$	836,814	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	1,040,241	1810

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC	as of ___12/31/04___

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 836,814	3480
2.	Deduct ownership equity not allowable for Net Capital	▾19 ( )	3490
3.	Total ownership equity qualified for Net Capital	836,814	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 836,814	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	▾17 $ 440,545 3540	
	B. Secured demand note delinquency	3590	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	3600	
	D. Other deductions and/or charges	3610	(440,545) 3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	▾20 $ 396,269	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	$ 3660	
	B. Subordinated securities borrowings	3670	
	C. Trading and investment securities:		
	1. Exempted securities	▾18 3735	
	2. Debt securities	3733	
	3. Options	3730	
	4. Other securities	2,510 3734	
	D. Undue Concentration	3650	
	E. Other (List)	3736	(2,510) 3740
10.	Net Capital	$ 393,759	3750

OMIT PENNIES

▾30

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Salem Partners, LLC	as of	12/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	2,663	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	388,759	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ²²	$	389,764	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	39,955	3790
17. Add:					
A. Drafts for immediate credit .... ²¹ $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $		3810			
C. Other unrecorded amounts (List) .... $		3820	$		3830
18. Total aggregate indebtedness			$	39,955	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	10%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ²³	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Salem Partners, LLC

For the period (MMDDYY) from 01/01/04 [3932] to 12/31/04 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 2,672,485 [3995]
9. Total revenue .... $ 2,672,485 [4030]

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... 375,277 [4120]
11. Other employee compensation and benefits .... 1,026,155 [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 12,520 [4195]
15. Other expenses .... 725,615 [4100]
16. Total expenses .... $ 2,139,567 [4200]

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 532,918 [4210]
18. Provision for Federal income taxes (for parent only) .... _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 532,918 [4230]

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ (138,459) [4211]

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Salem Partners, LLC

For the period (MMDDYY) from ___01/01/04___ to ___12/31/04___

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 719,896 | 4240 |
   A. Net income (loss) .... 532,918 | 4250 |
   B. Additions (Includes non-conforming capital of .... $[4262]) | 4260 |
   C. Deductions (Includes non-conforming capital of .... $[4272]) (416,000) | 4270 |

2. Balance, end of period (From item 1800) .... $ 836,814 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ | 4300 |
   A. Increases .... | 4310 |
   B. Decreases .... | 4320 |

4. Balance, end of period (From item 3520) .... $ | 4330 |

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Salem Partners, LLC	as of	12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm ‍30 _____ [4335] _____ [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income	$	532,918
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		28,241
Accretion of interest on investments		(8,814)
Non-cash revenue		(25,000)
Increase in assets:		
Accounts receivable		(59,110)
Amounts due from affiliates		(17,310)
Prepaid expenses and other assets		(8,468)
Securities owned, net		(50,000)
Decrease in liabilities:		
Accounts payable and other		(142,597)
Total adjustments		(283,058)
Net cash provided by operating activities		249,860
Cash flows from investing activities:		
Purchases of fixed assets		(12,180)
Net cash used in investing activities		(12,180)
Cash flows from financing activities:		
Distributions to members		(416,000)
Net cash used in financing activities		(416,000)
Net decrease in cash		(178,320)
Cash, beginning		217,172
Cash, ending	$	38,852

See notes to financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

1. **Summary of significant accounting policies and business of the Company:**

   Formation of the Company:

   Salem Partners, LLC (the Company), a Colorado limited liability company, was formed in January 1997. Each member's liability is limited to its respective capital contributions, except as otherwise required by law.

   The members' interests in the Company are represented by membership units. There are two classes of membership units: Class A and Class B. Only holders of Class A membership units participate in the management and operation of the Company's business.

   At December 31, 2004, two individuals own 190 total Class A units and 410 Class B units, and one individual owns 10 Class B units. There were no changes in members' interests in the Company during the year.

   Each member maintains a capital account that is increased or decreased by the amount of profit or loss allocable to the respective member. Losses for any period are allocated among those members having a positive balance in their capital accounts in proportion to and to the extent of such positive capital balances, any remaining losses are allocated among the members in accordance with their membership units. If all members maintain positive capital balances, profit or loss is allocated to members in accordance with their respective membership units.

   In certain circumstances, the Company has the option to purchase a member's interest.

   Business of the Company:

   The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company provides investment banking and advisory services to clients primarily in the media and entertainment, technology and life sciences industries. The Company does not hold customer funds or securities.

   Furniture, fixtures and equipment:

   Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years.

   Cash and cash equivalents:

   The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

   The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

14

1. **Summary of significant accounting policies and business of the Company (continued):**

Allowance for doubtful accounts:

The Company's accounts receivable consist of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectibility and establishes an allowance for doubtful accounts and records bad debt when deemed necessary. At December 31, 2004, management determined that an allowance for doubtful accounts was not necessary.

Securities owned:

Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value, as determined by management.

Other securities:

Other securities consist of two certificates of deposit. The certificates of deposit mature on March 30, 2005 and June 22, 2005, respectively, and bear interest at 1.73% at December 31, 2004. At December 31, 2004, the outstanding balance of certificates of deposit exceeds federally insured limits. The Company has not experienced any losses in such accounts.

Investment banking and advisory services:

The Company earned substantially all of its revenue from investment banking and advisory services which included private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement, recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is completed.

Deferred revenue:

Deferred revenue represents amounts billed or collected but not yet earned under existing agreements and is classified as "accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition.

Advertising:

The company expenses advertising costs as incurred. During the year ended December 31, 2004, the company incurred approximately $7,400 in advertising expense.

Concentrations:

During the year ended December 31, 2004, two clients accounted for approximately 17% and 16%, respectively, of the Company's total investment banking and advisory service revenue.

1. **Summary of significant accounting policies and business of the Company (continued):**

   Use of accounting estimates in the preparation of financial statements:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income taxes:

   Because the Company is a limited liability company, it is not subject to income taxes. Instead, each member is taxed on its proportionate share of the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

   Comprehensive income:

   Statement of Financial Accounting Standards (SFAS) No. 130, "*Reporting Comprehensive Income*", requires disclosure of comprehensive income which includes certain items previously not reported in the statement of income. During the year ended December 31, 2004, the Company did not have any components of comprehensive income to report.

   Recently issued and enacted accounting pronouncements:

   In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "*Share-Based Payment*", which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions prescribed in Accounting Principles Board Opinion No. 25 ("APB No. 25"), "*Accounting for Stock Issued to Employees*", and generally requires instead that such transactions be accounted for and recognized in the statement of operations based on their fair value. SFAS No. 123R will be effective as of the first annual reporting period that begins after December 15, 2005. SFAS No. 123R offers the Company alternative methods of adopting this standard. The Company is currently assessing the impact that the adoption of SFAS No. 123R may have on its financial statements.

   In December 2003, the FASB issued SFAS Interpretation No. 46R ("FIN 46R"), a revision to SFAS Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities*". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R requires a variable interest entity ("VIE") to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46R also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The adoption of FIN 46R did not have an impact on the financial statements of the Company.

16

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2004

1. **Summary of significant accounting policies (continued):**

   Recently issued accounting pronouncements (continued):

   In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150, as modified by FASB Staff Interpretation No. 150-3, requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). Mandatorily redeemable instruments (i.e. instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets) are to be reported as liabilities by their issuers. This statement does not affect the classification or measurement of convertible bonds, puttable stock, or other outstanding shares that are conditionally redeemable. SFAS No. 150 was effective for all financial instruments entered into or modified after May 31, 2003, except for those provisions relating to mandatorily redeemable non-controlling interests, which have been deferred. The adoption of the applicable provisions of SFAS No. 150 did not have a material impact on the Company's financial statements.

2. **Securities owned:**

   Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. For the year ended December 31, 2004, these securities, at estimated fair values, consist of the following:

Warrants	$ 3,905
Common stock	25,000
	$ 28,905

3. **Furniture, fixtures and equipment:**

   As of December 31, 2004, fixed assets consisted of the following:

Leasehold Improvements	$ 17,714
Equipment	113,408
Furniture and fixtures	52,497
	183,619
Less accumulated depreciation and amortization	86,801
	$ 96,818

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2004

4. **Operating leases:**

The Company leases office space under a five year operating lease expiring in 2008. Subject to certain conditions, as described in the lease agreement, the Company has the option to renew the lease for an additional five year term. The Company is responsible for its proportionate share of any increase, from 2004, in operating expenses of the building and taxes of the lessor.

In addition, the Company leases certain vehicles and equipment under operating leases that expire through April 2005. Total rent expense for the years ended December 31, 2004 was approximately $146,700. Future minimum lease payments at December 31, 2004, under all operating leases are approximately as follows:

Year ending December 31,		
2005	$	127,500
2006		124,200
2007		127,800
2008		86,800
	$	466,300

5. **Retirement plan:**

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the Plan) for the benefit of its eligible employees. The Plan is a defined contribution plan. Participants may contribute from 1% to 75% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2004, the Company contributed $81,167 to the Plan.

6. **Fair value of financial instruments:**

SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments"*, requires the Company to disclose estimated fair values for its financial instruments, for which it is practicable to estimate fair value. For derivative instruments held for trading purposes, which include warrants that are not readily marketable, fair values are estimated by management based on current market conditions and quoted market prices for similar instruments. For non-marketable equity securities, fair values are estimated by management based on certain factors including, but not limited to, the size of the position held, the financial standing of the issuer and, changes in economic conditions affecting the issuer. Management believes that it is not practicable to estimate the fair value of the Company's receivables from affiliates due to the related party nature of the transactions. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair values because of the short-term maturities of these instruments.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2004

7. **Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2004, the Company had net capital of $393,759, which was $388,759 in excess of its required net capital of $5,000 and the Company's net capital ratio was .10 to 1.

There are no reconciling items between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004) of net capital and the computation based on the audited financial statements.

8. **Receivables from affiliates:**

At January 1, 2004, advances to affiliates controlled by Class A unit holders of the Company totaled $3,931. During the year ended December 31, 2004, $17,310 of additional advances were made to affiliates by the Company. At December 31, 2004, the Company has advanced a total of $21,241 to affiliates. The advances are non-interest bearing, unsecured, due on demand and are included in "other assets" on the Statement of Financial Condition.



GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

To the Board of Directors of
Salem Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Salem Partners, LLC, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A GHP Financial Group company

GHP Horwath, P.C. is a member firm of Horwath International Association. Each member firm is a separate and independent legal entity.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HHP Horwath, P.C.

February 18, 2005